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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------
                                Amendment No. 7*
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                Amendment No. 7*
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                            FIRST COMMONWEALTH, INC.
                            (Name of Subject Company)
                                   ----------

                 THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

                                    (Bidder)
                                   ----------
                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)
                                   ----------

                                    319983102
                      (CUSIP Number of Class of Securities)
                                   ----------

                                 Herschel Reich
                              Debra R. Smith, Esq.
                 The Guardian Life Insurance Company of America
                              201 Park Avenue South
                            New York, New York 10003
                                 (212) 598-8000

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                   ----------
                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                                 August 6, 1999

         (Date of Event which Requires Filing Statement on Schedule 13D)




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* Constituting the final amendment.

                                              SCHEDULE 14D-1 and 13D

CUSIP No.   319983102




1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Guardian Life Insurance Company of America

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               _
         a)   |_|
         b)   |X|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
         WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f) |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
         1,000

8.   CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
         EXCLUDES CERTAIN SHARES |_|

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         100%

10.  TYPE OF REPORTING PERSON
         IC

     This Amendment No. 7 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on May 25, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Floss Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights, of First Commonwealth, Inc., a Delaware corporation (the "Company"), at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 1.  Security and Subject Company

     Item 1(b) is hereby amended and supplemented by adding thereto the following:

     Pursuant to the Certificate of Ownership and Merger filed by Parent with the Secretary of State of the State of Delaware on August 6, 1999, the Certificate of Incorporation of the Company has been amended and restated such that the total authorized capital stock of the Company is 1,000 shares of common stock, par value $.01 per share.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

     Item 5(d) is hereby amended and supplemented by adding thereto the following:

     The information set forth in Item 1(b) above is incorporated herein by reference.

     Item 5(e) is hereby amended and supplemented by adding thereto the following:

     Pursuant to the Merger Agreement and in accordance with Section 253 of the Delaware General Corporation Law, Parent is consummating the Merger, whereby the Company has been merged with and into the Purchaser with the Purchaser continuing as the surviving corporation in the Merger (the "Surviving Corporation"). Because the Purchaser has acquired at least 90% of the Shares, the Merger has been effected without a meeting of the stockholders of the Company. As a result of the Merger, the Surviving Corporation has become a wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company and Shares owned by the Purchaser, Parent or any other subsidiary of Parent or the Company, which were canceled, and other than Shares, if any, for which stockholders properly exercise appraisal rights under Section 262 of the Delaware General Corporation law) has been canceled, extinguished and converted into the right to receive $25.00 in cash, without interest thereon, less any applicable withholding taxes.

     Item 5(f) is hereby amended and supplemented by adding thereto the following:

     On August 6, 1999, Parent informed Nasdaq that the Certificate of Ownership and Merger had been filed and that the Common Stock should no longer be listed on Nasdaq. On the same date, Nasdaq informed Parent that the Common Stock would be delisted as of the market close on August 6, 1999.

     Item 5(g) is hereby amended and supplemented by adding thereto the following:

     Parent, as a result of the purchase of Shares by the Purchaser according to the terms of the Offer and, subsequently, the Merger (as defined herein), is the sole holder of record of the securities of the Company. Therefore, the Company is eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act. On August 6, 1999, the Company filed with the Commission a Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934 on Form 15.

Item 6.  Interest in Securities of the Subject Company

     Items 6(a) and (b) are hereby amended and supplemented by adding thereto the following:

     The information set forth in Item 5 above is incorporated herein by reference.

     The Offer expired at 12:00 midnight, New York City time on August 3, 1999. Based on final information provided by the Depositary, a total of 3,689,262 Shares, including 2,620 Shares subject to guaranteed delivery (or approximately 99% of the total outstanding Shares) were validly tendered and accepted for payment. All of such Shares have been purchased by the Purchaser pursuant to the Offer.

     On August 6, 1999, Parent filed with the Secretary of State of the State of Delaware a Certificate of Ownership and Merger, pursuant to which the Company was merged with and into the Purchaser with the Company continuing as the Surviving Corporation (the "Merger"). The stated capital of the Surviving Corporation is 1,000 shares of common stock, par value $.01, all of which are owned by Parent.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1999                  The Guardian Life Insurance Company
                                          Of America


                                        By:   /s/ Herschel Reich
                                              ----------------------------------
                                              Name:   Herschel Reich
                                              Title:  Vice President,
                                                      Group Health Care


Dated:  August 6, 1999                        Floss Acquisition Corp.


                                              By:   /s/ Herschel Reich
                                                    ----------------------------
                                                    Name:   Herschel Reich
                                                    Title:  Vice President,
                                                            Dental Plans